NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 13, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Dale Welcome
Andrew Blume
Patrick Fullem
Jay Ingram

RE:	AIRO Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 30, 2023
File No. 333-272402

Ladies and Gentlemen:

On behalf of AIRO Group, Inc. (the “Company”), we are hereby supplementing the Company’s response to the letter dated August 16, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on June 30, 2023 (the “Registration Statement”). The Company previously submitted a response to the Comment Letter on August 31, 2023, alongside Amendment No. 2 to the Registration Statement on Form S-4, and the Company is now submitting this supplemental response to address comments 5 and 6 from the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-4 filed June 30, 2023

AIRO Group Holdings - Audited Financial Statements

2. Put-Together Transaction, page F-93

5.	We note your response to prior comment 13. Citing authoritative accounting guidance, where applicable, please provide us with a comprehensive analysis that supports your accounting treatment for the contingent consideration issued in the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc. In doing so, address your compliance with the guidance in ASC 805-30-25-5 and ASC 805-30-30-7 which requires contingent consideration to be recognized at its acquisition-date fair value.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as part of our comprehensive analysis of purchase accounting, we assessed the acquisition date-fair value of the promissory notes in accordance with ASC 805-30-25-5 and ASC 805-30-30-7, and determined such value was zero for each respective note issued to the various entities upon acquisition.

At the time of the first acquisition on February 25, 2022, each Merger Entity had a rescission right pursuant to which the Merger Entity could rescind the transaction with AIRO Group Holdings if the public event had not occurred by August 31, 2022. This created a very tight timeline. During the first quarter of 2022, AIRO Group Holdings management was told by its advisors that the window for IPOs was currently closed and would remain closed for the foreseeable future. The first two acquisitions closed on February 25, 2022. After February 25, 2022, there were four additional acquisitions that needed to be completed prior to AIRO Group Holdings going public. Each of those transactions had unique features that were not certain and could have delayed the respective closing. These included regulatory approval by a foreign governmental agency which was one of the first of its kind under newly adopted Danish regulations (Sky-Watch A/S), assessment of transferability of government contracts that included security clearance restrictions (Coastal Defense, Inc.), complicated capitalization table (Aspen Avionics, Inc.) and shareholder approvals (all). Further, after these acquisitions were completed, the market needed to be primed for an IPO prior to August 31, 2022. These are the factors that were assessed by AIRO Group Holdings management at the time of the acquisitions. We specifically considered the fact that each promissory note represents a contingent obligation to transfer cash to the seller upon the occurrence of an initial public offering (“IPO”) or business combination with a special purpose acquisition company (“SPAC”), and because the sellers will not receive payment under the contingently payable promissory notes or have any right to other alternative consideration if the IPO or SPAC transaction does not occur, the value was de minimis.

While there is no specific guidance in ASC 805-30 that speaks to determining the fair value of contingent consideration that is contingent on a change in control as part of a business combination, management determined it appropriate to consider other accounting guidance on change of control transactions. While ASC 450-10-15-2a excludes purchase accounting ASC 805, interpretations of ASC 450-20-25-2 state that in change of control transactions such as a SPAC transaction or an IPO (each, a “COC Transaction”) a contingent liability is not considered probable until such COC Transaction is completed. In the case of an IPO, the completion criteria is considered to be met when the IPO is effective. With other COC Transactions, a liability is not accrued until the business combination has occurred due to the uncertainties involved in business combinations and the discrete nature of business combinations. Accordingly, management determined that the fair value of the contingent consideration payable to AIRO Drone, LLC, Sky-Watch A/S and Coastal Defense, Inc. would not have any material value until the IPO becomes effective or a business combination with a SPAC closed.

The Company further considered FASB 141(R), which has been superseded with ASC 805, Basis for Conclusion paragraph B349 which states “…an effective estimate of zero for the acquisition-date fair value of contingent consideration…was unreliable.” Pursuant to such guidance, one would look to the probability of each dependency occurring that is required for the contingency to be achieved. Management considered market risks (10% probability of success), risks related to acquisition of all remaining Merger Entities (60% probability), and time, cost and uncertainties associated with a going public transaction (20% probability), including the need for audited financial statements, as of the effective time of the first acquisitions, AIRO Drone and Agile Defense. Upon assessment of each of those categories, management estimates the combined probability of all steps occurring to take the combined company public by August 31, 2022, as of February 25, 2022, to be approximately 1.2%. This means that the acquisition-date fair value would be 1.2% of $27.4 million, or $0.3 million. As of the time of the last acquisition, Coastal Defense, on April 28, 2022, this probability would have increased to approximately 2% since all other acquisitions had been completed. The resulting fair value of the contingent consideration using either 1.2% or 2% would be de minimis. If as of February 25, 2022, management were to assess the likelihood of a successful public event occurring by a date beyond August 31, 2022, such an assessment would need to include an additional probability of each respective Acquired Company extending or waiving their rescission right.

6.	We note your response to prior comment 14 and reissue our prior comment. Please provide us with a comprehensive analysis explaining how you determined the fair value of your common stock. Tell us and disclose in sufficient detail the significant factors, assumptions, and methodologies you used to determine the fair value. Additionally, please cite the specific accounting guidance you relied upon in determining that the fair value of the common stock should be based upon the future combined entity rather than the fair value of the common stock at the time the shares were issued as partial consideration in the acquisitions of Sky-Watch A/S, Jaunt Air Mobility LLC, and Coastal Defense, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that our valuation process was executed by an independent third-party expert specializing in valuation services, in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement on Standards for Valuation Services No. 1 (“SSVS”). The valuation method employed was the discounted cash flow (“DCF”) approach. The DCF method involves forecasting future cash flows and terminal value, discounted to present value using a suitable rate. In this case, the selected risk-free rate was 1.92%, aligned with the five-year Treasury Constant Maturity rate. The equity volatility rate of 63.0% was determined from historical volatility of the selected public comparable group.

The Valuation firm relied on detailed financial information, forecasts, and management’s insights to make reasonable cash flow projections and assess associated risks. The valuation approach adheres to authoritative accounting guidance, particularly ASC 805, ensuring transparency and consistency in financial reporting.

The Company determined the overall valuation of the enterprise to be $732.8 million inclusive, which contemplated the contingent promissory notes. The estimated fair value of the contingent promissory notes and other debt of $84.6 million was deducted from the determined enterprise value to arrive at the $648.2 million equity value from which the share price of $22.95 used in the merger equity exchanges was determined.

The determination to establish fair value based on the combined entity rather than establishing fair value at the time of each individual acquisition was based on the substance of the Put-Together Transaction, guidance derived from ASC 805-10-55-3, as well as an interpretation of ASC 810-10-40-6 (Deconsolidation of a Subsidiary or Derecognition of a Group of Assets) with respect to the guidance on if multiple arrangements should be accounted for as a single transaction. While ASC 805 guidance focused primarily on determining who the accounting acquirer was in a put together transaction, the interpretation of ASC 810-10-10-40-6 stated that the following factors may be considered to determine whether multiple transactions should be accounted for as a single transaction: they are entered into at the same time or in contemplation of one another; they form a single transaction designed to achieve an overall commercial effect; the occurrence of one arrangement depends on the occurrence of at least one other arrangement; one arrangement considered on its own is not economically justified, but they are economically justified when considered together. If an enterprise determines that each transaction should be accounted for separately, assets acquired and liabilities assumed would be evaluated and accounted for separately under applicable US GAAP. Alternatively, if an enterprise determines that multiple transactions should be accounted for as a single transaction, those transactions would be evaluated and accounted on a combined basis under applicable US GAAP.

The Acquired Companies worked together over an extended period of time in the process of coming to a written agreement with each individual Acquired Company as well as agreement on the overall terms of the Put-Together arrangement and organization. As part of the execution of their definitive acquisition agreements on October 6, 2021, the Acquired Companies agreed to their relative ownership in the combined company, inclusive of all of the six acquisitions, which is illustrated by the inclusion of such pro forma cap table as Annex E in each of the individual acquisition agreements. The maintenance of each Acquired Company seller’s relative ownership in the combined company was a fundamental part to each transaction. This Annex E hard-wired the number of shares each Acquired Company seller would receive, regardless of what order the parties’ individual transactions closed. Additionally, a combined approach is also supported by the short proximity (approximately 2 months) during which all of the Merger Entities were acquired and the reverse recapitalization was completed. In an ideal world all Acquired Company transactions would have closed on the same day, but that is not the reality of a complex, Put-Together transaction like this one. The individual transactions closed in the order that their closing conditions were fulfilled. All individual transactions included closing conditions that were controlled by third parties (for example, governmental approvals, contract assignment determinations, shareholder consents, pre-closing recapitalization). The common stock issued in the acquisitions of Jaunt, Sky-Watch and CDI were determined to have the same fair value per share based on the overall transaction design, value, and the relative proximity of dates in the closings of the mergers. Each acquisition agreement included a rescission right pursuant to which the Acquired Company could elect to rescind its transaction with AIRO Group Holdings in the event that AIRO Group Holdings had not completed an IPO or SPAC merger by a specified date. This date was December 31, 2021 and was subsequently extended to August 31, 2022. In the event that one or more of the acquisitions did not occur, AIRO Group Holdings would not have gone public and each Acquired Company whose transaction had previously closed would have had the option to exercise its rescission right.

Establishing a fair value for the combined entity also aligned with ASC 805-20-30-6 which requires an acquirer to value an asset based on the asset’s highest and best use by market-participants, irrespective of whether the acquirer intends to use the asset in the same manner. This position is further supported by valuation implementation guidance of assets as a group detailed in ASC 820-10-55-1 through 55-3.

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If you have any additional questions regarding any of our responses, please do not hesitate to contact me at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker